Exhibit 99.3

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF QUEENSTAKE RESOURCES LTD. (THE “COMPANY”) FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE “MEETING”) TO BE HELD ON FRIDAY, MAY 18, 2007 AND ANY ADJOURNMENT THEREOF.

The undersigned registered shareholder of the Company hereby appoints Dorian L. (Dusty) Nicol, a director of the Company, or failing this person, Eric H. Edwards, the Chief Financial Officer of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all [or _______________ ] of the common shares of the Company registered in the name of the undersigned.  Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and at any adjournment thereof.  Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:

		For	Against			For	Withhold
1.	To determine number of directors at six.	☐	☐	3.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing fiscal year and to authorize the directors to fix the remuneration to be paid to the auditors.	☐	☐
		For	Withhold			For	Against
2.	(a) to elect Dorian L. (Dusty) Nicol as director (b) to elect Robert L. Zerga as director (c) to elect Peter Bojtos as director (d) to elect Doris A. Meyer as director (e) to elect John J. Ellis as director (f) to elect John W.W. Hick as director	☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐	4.

To pass a special resolution to approve the statutory plan of arrangement (the “Arrangement”) between YGC Resources Ltd. (“YGC”) and the Company, providing for the business combination of YGC and the Company to create Yukon-Nevada Gold Corp. (“Yukon-Nevada”) as set out in the Joint Information Circular (the “Circular”) of YGC and the Company dated April 17, 2007.

						☐	☐
						For	Against
				5.	Conditional upon the Arrangement being approved, to approve the proposed stock option plan for Yukon-Nevada as described in the Circular.	☐	☐

The undersigned registered shareholder hereby revokes any proxy previously given to attend and vote at the Meeting

Signature:		Date:
(Proxy must be signed and dated)

Name:		(Please Print)
(Number of Shares to be Voted)

If someone other than the named registered shareholder signs this Proxy on behalf of such shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of CIBC Mellon Trust Company by mail or by fax no later than 48 hours preceding the Meeting. The mailing address of CIBC Mellon Trust Company is PO Box 721, Agincourt, Ontario, Canada M1S 0A1 and its fax number within North America is 1-888-781-3111 and outside North America is (416) 368-3976.

1.                                       If the registered shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company’s scrutineers at the Meeting.

2.                                       If a beneficial shareholder’s securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, such shareholder may only do so if he, she or it has instructed the intermediary to transfer the registration of such securities under the name of such beneficial shareholder before the record date, being Thursday, March 29, 2007.  Only registered shareholders as at the record date are entitled to vote in person at the meeting.

3.                                       If the registered shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder’s instructions.  To appoint someone other than the nominees named by management, please insert your appointed proxyholder’s name in the space provided, sign and date and return the Proxy.  Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder’s appointed proxyholder to vote for or against that resolution.

4.                                       If a registered shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the individuals named by management as proxyholder, please leave the wording appointing such individual as shown, sign and date and return the Proxy.  Where no choice is specified by the shareholder on a resolution shown on the Proxy, an individual appointed by management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5.                                       The securities represented by this Proxy will be voted in accordance with the instructions of the registered shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities may be voted by the individual appointed as the proxyholder, in its sole discretion, sees fit.

6.                                       If a registered shareholder votes by completing and returning the Proxy, such shareholder may still attend the Meeting and vote in person should such shareholder later decide to do so.  To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7.                                       This Proxy is not valid unless it is dated and signed by the shareholder or by such shareholder’s attorney duly authorized by such shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation.  If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8.                                       To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, as indicated above, on May 16, 2007, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

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